EXHIBIT 10.10

CONFIDENTIAL

March 1, 2007

Ace Ethanol, LLC
c/o Greene Holcomb & Fisher LLC
5450 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402

LETTER OF INTENT

Ladies and Gentlemen:

 This Letter summarizes certain terms under which ALL Energy Company ("Buyer") would acquire up to 100%, and not less than 70%, of the outstanding equity membership interests of Ace Ethanol, LLC (the "Company"). This proposed transaction is sometimes referred to as the "Transaction."

NON-BINDING TERMS

This paragraph and Sections 1 through 4 are not legally binding on either party. They would serve as the non-binding basis for an initial draft of a definitive agreement for the Transaction (the "Definitive Agreement"). We currently contemplate that the Definitive Agreement would include, among others, the following terms:

1. The Transaction. At the closing of the Transaction ("Closing"), the Buyer would purchase up to 100% of the outstanding equity of the Company. Seller would make available to the Company's members the opportunity to retain or "roll" up to 30% of the Company's equity on a tax-efficient basis. However, this opportunity would be at the option of the Company's members, and the Buyer would be prepared to purchase 100% of the Company's equity for cash.

2. Agreement Execution. We would attempt to negotiate and execute the Definitive Agreement by March 31, 2007.

3. Purchase Price. The purchase price would be $106 million, subject to adjustment as provided below (the "Purchase Price"), on a debt-free, cash-free basis. For this purpose, the Company's potential tax obligations to the City of Stanley, Wisconsin would not be considered "debt." The Purchase Price would be paid as follows:

(a) Cash at Closing. At Closing, Buyer would pay the Purchase Price, less the Escrow Amount, in cash to the Company's members.

(b) Escrow. At Closing, Buyer would deposit approximately $3.18 million with a mutually acceptable escrow agent to secure the performance of the Company's and its members' indemnification obligations under the Definitive Agreement. Subject to pending claims, one-half of this escrowed amount would be released from escrow after 12 months (which we are assuming is the time required to complete the first audit cycle after the Closing) and the remaining escrowed amount would be released after 18 months.

(c) Purchase Price Adjustment--Reduction for Retained Membership Interests.. At Closing, the amounts payable by Buyer as outlined above would be proportionately reduced for any membership interests that the Company's members elect to retain.

(d) Purchase Price Adjustment--Working Capital. After Closing, the Purchase Price would be adjusted, based on the excess or shortfall of the Company's closing net working capital as compared to a target number reflecting a reasonable amount of working capital for the Company's business. The target working capital will be determined prior to signing the Definitive Agreement. An estimate of the working capital adjustment would be prepared and paid at closing. As described above, this working capital adjustment would be determined on a debt-free, cash-free basis.

(e) Purchase Price Adjustment--New Corn Bins. The parties acknowledge that the Company intends to make purchase deposits for two new corn bins between now and Closing. If these deposits are made before Closing, the Purchase Price will be increased by the amount of that deposit, which is currently contemplated to be $300,000.

(f) Purchase Price Adjustment--Put Contracts. The parties also acknowledge that the Company will likely be purchasing put contracts on or about March 15, 2007. The cost of these put contracts is currently contemplated to be approximately $680,000. If these put contracts are purchased before Closing, at Buyer's option, the Purchase Price would simply be increased by the cost of the put contracts, or the put contracts would be liquidated and the Purchase Price would be increased by the proceeds received by the Company.

(g) Future Tax Refund Attributable to Sales Tax Audit. The parties also acknowledge that the Company is undergoing a sales tax audit for the years 2002-2005. The Company currently contemplates that it will pay the amount of the disputed sales tax and file for a refund pending resolution of the audit. The Definitive Agreement would include provisions that would require Buyer to cause the Company to continue to pursue, in good faith, the subject sale tax refund, at the expense of the Company. The Definitive Agreement would also provide for 70% of any such sales tax refund proceeds to be distributed by the Company to the members of record of the Company, pro rata, as of the date of closing under the Definitive Agreement. The Company would retain the balance of any such sales tax refund proceeds. At or before Closing, the Company will either pay the disputed sales tax amount to the appropriate tax authorities (subject to the refund claim contemplated hereby), or pay the disputed amount into an escrow until final resolution of the pending audit.

4. Certain Additional Terms. The Definitive Agreement would contain other terms and conditions that would be customary for transactions of this type, including customary representations, warranties, covenants and indemnities (subject to the escrow limit described above).

BINDING TERMS

This paragraph and Sections 5 through 11, which are referred to collectively as the "Binding Terms," are the legally binding and enforceable agreements of Buyer and the Company.

5. Exclusivity. Throughout the period that begins on the date of this Letter and ends on the date that is 30 days from the date of mutual execution of this Letter (the "Exclusivity Period"), the Company will not, and will cause each of its representatives and agents not to, directly or indirectly, solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person (other than Buyer or any person on Buyer's behalf) regarding any acquisition of the Company or any of its membership interests, assets or business, in whole or in part, whether directly or indirectly (by merger, tender offer, purchase, statutory share exchange, joint venture or otherwise), except sales of inventory in the ordinary course of the Company's business. Any Definitive Agreement would include an exclusivity agreement, with an appropriate "fiduciary out" that applies until the Company's members vote on the Transaction.

Confidentiality. The terms and existence of this Letter, and the content and existence of discussions regarding the Transaction, are confidential information, and protected from disclosure by, the existing Confidentiality Agreement between the parties, which will remain in full force and effect pursuant to its terms. Notwithstanding the foregoing and the existing Confidentiality Agreement, the parties agree that (i) disclosure regarding the content and existence of this Letter made by Buyer or its affiliates under applicable securities laws shall not be a violation of this paragraph 6, and (ii) the Company may disclose the existence and terms of this Letter to its members at the members' meeting to be held on or about March 10, 2007.

7. Expenses. Except to the extent expressly stated otherwise in the Definitive Agreement and the next paragraph, each of Buyer and the Company will be responsible for and bear all of its respective costs and expenses (including any broker's or finder's fees, legal fees and expenses and the fees and expenses of its other representatives) incurred at any time in connection with pursuing or consummating the Transaction.

 Notwithstanding the prior paragraph, if at any time prior to the termination of the Exclusivity Period Buyer presents to the Company a binding commitment letter from a reputable financing source with respect to the full amount of the Purchase Price, then the following provision shall apply:

  (i) if the parties do not enter into a definitive agreement relating to the Transaction (other than as a result of Buyer not being willing to enter into the Transaction on the terms proposed herein or breaching its obligations hereunder); and

  (ii) on or prior to May 31, 2007, the Company and a third party enter into a definitive agreement for the sale of the Company or any substantial part thereof to such third party;

 then the Company shall reimburse Buyer's reasonable documented out-of-pocket costs and expenses (including reasonable attorney fees and costs, but excluding any compensation paid to employees of Buyer) incurred in connection with the Transaction, but not to exceed $200,000 in the aggregate.

8. No Other Obligations or Claims. Nothing herein obligates either party to enter into or continue any discussions or negotiations with, solicit or accept any proposal from or enter into any definitive agreement with, the other party. Except for the Binding Terms, unless and until a final definitive agreement between the parties regarding a transaction has been executed and delivered (or except as expressly provided in any binding written agreement that either of the parties may enter into in the future), (a) neither party will be under any legal obligation of any kind regarding such a transaction by virtue of this Letter and (b) no past or future action, course of conduct or failure to act regarding a transaction, or relating to the negotiation of the terms of a transaction or the Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of either party.

9. Waiver and Amendment. No failure or delay by either party in exercising any right, power or privilege under this Letter will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No term in this Letter can be waived or amended except in a writing signed by each party.

10. Entire Agreement. Other than existing confidentiality rights and obligations in any written agreement between the parties, this Letter contains the entire agreement between the parties regarding the subject matter hereof and supersedes all prior agreements or understandings between the parties with respect thereto.

11. Counterparts. This Letter may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement.

* * * * *

 If the Company is in agreement, please sign below and return one or more fully executed copies of this Letter to Buyer. The Binding Terms will then become a binding agreement between us. Our proposal will expire at 5:00 p.m. CST on March 3, 2007 unless you deliver a signed copy of this Letter to us before that time.

Very truly yours,

ALL ENERGY COMPANY

By: /s/ DEAN E. SUKOWATEY
Its: President

Acknowledged and agreed to as of the date first written above:

ACE ETHANOL, LLC

By: /s/
Its: